

Mail Stop 3030

June 29, 2009

Via Facsimile and U.S. Mail

Mr. Salesh Balak
Chief Financial Officer
Universal Biosensors, Inc.
1 Corporate Avenue,
Rowville, 3178, Victoria Australia 3178

> **Re: Universal Biosensors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 30, 2009**
> **Forms 10-Q for the Quarter Ended March 31, 2009**
> **File No. 000-52607**

Dear Mr. Balak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Blood glucose test, page 12

1.   In your future filings, please provide a brief description of the comparative advantages and/or disadvantages of the enhanced initial blood glucose test strip you are developing as compared to existing blood glucose testing products.

Item 11. Executive Compensation, page 12

The following comments relate to the disclosure incorporated by reference from your proxy statement filed on April 2, 2009 and the headings below refer to the headings that appear in your proxy statement:

Compensation Discussion and Analysis

2.   In future filings, please clarify how you define these terms and how the related data is acquired and used in setting compensation terms:

- Peer group comparisons
- Competitive salary norms
- Industry comparisons

As currently presented, it is unclear how the committee gathers this information and how it uses it. For example, does the committee use professional compensation consultants?

Base Pay

3.   We note your disclosure about how annual salaries are set taking into account, among others, performance of the executive in previous years. In future filings, please describe more specifically how this element is used in determining such amounts.

Short-term incentives—Cash Bonuses

4.   We note that you have not provided a discussion of the terms of the necessary "targets and performance indicators" to be achieved in order for your executive officers to earn their discretionary annual bonuses. You also refer to "pre-determined milestones." In future filings, please provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded.

5.   In future filings, please explain material variations in bonus payments. For example, we note Mr. Morrisson's bonus for 2008 is significantly lower than for 2007.

Narrative Disclosure to summary compensation table and grants

Employee Option Grants

6.   In future filings, please discuss the mentioned statutory and listing requirements governing maximum number of shares issuable under the Plan.

7.   In future filings, please discuss the basis for the number of options granted in the compensation year.

8.   In future filings, please explain any limitations of setting the option exercise price, such as at or above the current market price on the date of grant. If material, briefly explain what rules govern re-pricing, extension, or other modifications to outstanding options.

Consolidated Financial Statements and Financial Schedules, page F-1

-Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income, page F-5

9.   We note that you present your consolidated statement of changes in stockholders' equity and comprehensive income from December 31, 2003 to December 31, 2008. However, we note from pages F-7 and F-8 that you were incorporated on September 14, 2001 and that you are considered a development stage enterprise. Please explain to us why you are presenting your consolidated statement of changes in stockholders' equity and comprehensive income beginning from December 31, 2003 rather than beginning from September 14, 2001 (date of inception) and how your current presentation complies with paragraph 11(d) of SFAS 7.

Notes to Consolidated Financial Statements, page F-7

Note 3. Summary of Significant Accounting Policies, page F-8

-Revenue Recognition, page F-13

10.   We note your disclosures on pages 51, F-4, and throughout the filing that you entered into an agreement with LifeScan during fiscal 2007 to provide certain services related to the development and scale up of the production of a blood glucose sensor strip and that you recognized A$3.1 million of service revenue and A$3.1 million of cost of services during fiscal 2008 related to this agreement. We finally note that you recognize revenue as you perform the service under this contract. Please tell us and revise this note in future

filings to disclose in more detail how you are accounting for revenue and related costs under the agreement and indicate the basis for this treatment. Cite the accounting literature upon which you relied in determining the classification, timing and measurement of consideration or obligations under the agreements.

11.   We further note your disclosures on page 13 of your March 31, 2009 Form 10-Q that you also recognize revenue from this contract on a percentage-of-completion basis. Please tell us and revise your future filings to explain if this is a change in your method of recording revenue related to this contract and your basis for this change.

12.   We finally note from page F-14 that you recognized A$1.1 million related to a non-refundable fee for the grant of certain rights to LifeScan during fiscal 2008 and classified this fee as non-operating income. Please tell us and revise this note in future filings to explain in more detail why you received this up-front fee and how you met the criteria outlined in SAB Topic 13A3(f) to recognize this revenue up-front. Within your discussion, please also explain in more detail why you have classified this fee as non-operating.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 1. Financial Statements, page 3

Consolidated Condensed Statements Of Cash Flows, page 5

13.   We note that you present the changes from borrowings of A$299,796 as an operating activity. Please explain to us how this presentation is in accordance with paragraphs 18 – 20 of SFAS 95.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris, Staff Attorney, at (202) 551-3161, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3274 if you have questions on any other comments. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Lynn Dicker
Reviewing Accountant